

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2024

William Ralston
Chief Executive Officer
SinglePoint Inc.
3104 E Camelback Rd #2137
Phoenix, AZ 85016

> **Re: SinglePoint Inc.**
> **Post-Effective Amendment No.1 to Registration Statement on Form S-1**
> **Filed January 24, 2024**
> **File No. 333-269516**

Dear William Ralston:

We have reviewed your post-effective amendment and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No.1 to Registration Statement on Form S-1, Filed January 24, 2024

General

1. It appears that you are attempting to rely on Instruction VII to Form S-1 to incorporate by reference previously filed and future filings of Exchange Act reports. Because you have not yet filed your Form 10-K for your most recently completed fiscal year, December 31, 2023, it appears that you have not satisfied the requirements of paragraph C of that instruction. Please either file your Form 10-K, including the information required by Part III, or revise your filing to include all disclosures required by Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steven Older